Issuer Free Writing Prospectus

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-131373

January 12, 2006

To: NASD Members

Re: Proposed Nasdaq Securities Offering

Dear NASD member:

The Nasdaq Stock Market, Inc. is planning an underwritten public offering of its shares of common stock.  As a result of the Investor Rights Agreement between Nasdaq and NASD, you may subscribe to purchase shares in this offering, if you choose, on the terms described below.

Subject to a minimum purchase of 100 shares, you may purchase up to 2,010 shares (in increments of 10 shares) at the public offering price established in the offering, less the underwriting discount negotiated between Nasdaq and the managing underwriter .  The underwriting discount on the shares you purchase will be paid on your behalf.  You will be required, as a condition of your purchase of common stock, to agree in writing not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of, those shares of common stock of Nasdaq, or any options or warrants to purchase those shares of common stock of Nasdaq, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock of Nasdaq for a period of 360 days from the date of your purchase of the common stock.  For the duration of the 360 day lockup period, you will bear all market and economic risk associated with any shares that you purchase.

If you have an interest in purchasing shares in the public offering, please consult the “Instructions for the Indication of Interest Form” attached to this letter for instructions on how to send your Indication of Interest Form.  All responses must be received no later than 5:00 p.m.  Eastern Time on January 25, 2006.  Please be advised that the January 25th deadline will be strictly enforced.  If your completed Indication of Interest Form is not received by the January 25th deadline, you will forfeit the opportunity to purchase common stock in the proposed public offering, and your opportunity to purchase common stock will lapse.  You will be DEEMED to have declined participation if you do NOT return the Indication of Interest Form by the deadline.  A list of Frequently Asked Questions, along with the answers to those questions, can be found at the back of this document.

Arrangements have been made with Merrill Lynch to handle the sale of the common stock through a Reserved Share Program.  If you send your information, a Merrill Lynch Financial Advisor or Registered Representative will contact you to assist you in opening a Merrill Lynch brokerage account.  Purchases of reserved shares may be made only through a brokerage account at Merrill Lynch, the managing underwriter of the offering.  You will therefore be required to complete the appropriate account opening forms.  In addition you will be required to pay a customary, nonrefundable $65 account opening fee.  If you ultimately purchase shares through the Reserved Share Program, you also will be required to maintain those shares in your Merrill Lynch account for the duration of the 360 day lockup.  Aside from the initial account opening fee, your Merrill Lynch account will be subject to an annual $65 fee on each anniversary of the date the account was opened.  Because you will be required to maintain any shares that you purchase through the Reserved Share Program in your Merrill Lynch account for at least 360 days, you will have to pay at least the first annual renewal fee.

Even if you submit an Indication of Interest Form by the deadline, if you have not submitted all required forms and paid the nonrefundable $65 account opening fee by February 1, 2006, you will forfeit the opportunity to purchase shares in the offering, you will not be called at the time of pricing, and you will not be given an additional opportunity to purchase shares in the offering or any future offering.

We cannot assure you that you will obtain the number of shares you have requested.  Further, all such reservations and ultimate sales are subject to final clearance under federal and state securities laws; it cannot be determined at this time whether such clearances will be obtained.  In the event that the aggregate indications of interest exceed the maximum number of shares reserved for the program, common stock will be allocated pro rata among all those expressing interest in purchasing common stock.  In addition, please note that Nasdaq has no obligation to undertake this offering, and may withdraw, without your consent or the consent of NASD, any Registration Statement that it has filed in connection with the offering or otherwise abandon the proposed offering.

After the Registration Statement is declared effective and the public offering price has been determined for the offering, your designated contact person will be orally informed of the purchase price by a representative of Merrill Lynch and asked if you wish to purchase the common stock.  At that time your contact person may confirm your intention to purchase the number of shares you have previously indicated, confirm your intention to purchase common stock but specify a smaller number of shares (subject to a minimum of 100 shares) or decide to purchase no shares at all.  If your contact person orally confirms your intention to purchase shares, a written confirmation of the sale will be sent to you by Merrill Lynch.  At that time, if you wish to receive a copy of the prospectus in final form, your Merrill Lynch Financial Advisor will forward it to you upon your request.  Upon your contact person’s oral confirmation of your request to purchase shares you will have entered into a binding legal contract to purchase the shares, and you must purchase and pay for them.  Full payment of the purchase price of your shares will be required promptly after you receive such confirmation or at the latest within three (3) business days after the opening trade date (which is typically the day of pricing or the day after pricing).  If your Merrill Lynch Financial Advisor or Registered Representative cannot reach your designated contact person within 24 hours of pricing you will forfeit the opportunity to participate in the Reserved Share Program and your opportunity to purchase shares of common stock of The Nasdaq Stock Market, Inc. will lapse.

No offer to buy common stock can be accepted and no part of the purchase price can be received by Merrill Lynch until the Registration Statement relating to the common stock has become effective under the Securities Act of 1933 and the public offering price has been determined.  Any such offer to buy may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date of the Registration Statement and the establishment of a purchase price.  An indication of interest in response to this letter will involve no obligation or commitment of any kind.

The following statement is required to be included in this letter by the rules and regulations of the United States Securities and Exchange Commission:

The issuer may file a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. In addition, Merrill Lynch will arrange to send you the prospectus after filing.

Nasdaq and NASD do not wish to influence in any way your decision in this matter.  This notice is not designed to encourage you to request any common stock.  It is simply intended to inform you that there is a proposed offering in which you have the opportunity to purchase shares upon specified terms should you be interested in doing so.  The purchase of common stock involves certain risks which will be described in the Registration Statement.

By returning the Indication of Interest Form, you agree and understand that your ability to subscribe to purchase common shares in this offering may be limited and subject to conditions.  Depending on the ultimate size of the offering, the number of common shares you are interested in purchasing may be reduced without further consultation with you, and the structure of the offering could change.

This offer is personal to you and may not be transferred or assigned.

You are advised to consult your legal, financial and tax advisors before making a decision as to whether to subscribe for shares in the offering.

Please keep the subject matter of this letter confidential.  Limit your discussions to your legal, financial and tax advisors and immediate family, if necessary.  In addition, please do not make copies, distribute, forward or transmit any of the contents of this package to any person (other than your legal, financial and tax advisors or immediate family members).

If you have any questions, please call the Reserved Share Program at 1-866-276-1462.

Indication of Interest Form

Reserved Share Program for The Nasdaq Stock Market, Inc. - Deal # 1468

Please type or neatly print all answers.  If we cannot read the information you provide we may not be able to contact you in time to open your account, and you will lose the opportunity to purchase common stock in the offering.

1.	Name of NASD member: ________________________________________________________________________________

2.	Name of contact person: _________________________________________________________________________________

3.	Contact person’s e-mail address: ___________________________________________________________________________

4.	Please enter a telephone number (including area code) where the contact person can be reached between the hours of 9 a.m. and 5 p.m. Eastern Time.

☐    ☐    ☐ - ☐    ☐    ☐ - ☐    ☐    ☐    ☐

5.	Please enter one or more telephone numbers where the contact person can be reached at other times.

☐    ☐    ☐ - ☐    ☐    ☐ - ☐    ☐    ☐    ☐

☐    ☐    ☐ - ☐    ☐    ☐ - ☐    ☐    ☐    ☐

6.	The undersigned is interested in purchasing the number of shares of common stock of The Nasdaq Stock Market, Inc. indicated below (not less than 100 or more than 2,010 and in blocks of 10) and would like such number of shares to be reserved for it. (Please enter the number of shares in the boxes below.)

☐,	☐	☐	☐	☐	☐	Example: Enter 1,550 shares as:	1	,	5	5	0

The undersigned agrees, as a condition of its purchase of common stock, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of the shares of common stock of The Nasdaq Stock Market, Inc. which it may purchase through the reserved share program, or any options or warrants to purchase those shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock of The Nasdaq Stock Market, Inc. for a period of 360 days from the date of its purchase of the common stock.  The undersigned understands that for the duration of the 360 day lockup period, it will be required to bear all market and economic risk associated with any shares that it purchases in the reserved share program, that the transfer agent may place appropriate restrictions on the shares, and that it will not be allowed to transfer such shares out of the Merrill Lynch account opened to facilitate its purchase of the common stock.

By signing below, the undersigned certifies that all of the information provided on this form is complete and accurate to the best of its knowledge.

Date:
Name of NASD Member

By:

Name and Title

IF YOU WISH TO RESERVE SHARES YOU MUST COMPLETE AND FAX THIS FORM TO 1-888-835-1034 NO LATER THAN 5 P.M. EASTERN TIME ON JANUARY 25, 2006.  DO NOT FAX A COVER SHEET.

Instructions for the Indication of Interest Form

Please print the “Indication of Interest Form” and insert your name in the space indicated, and complete it by following the directions below.

Question 1

Please type or print the name of the NASD member.

Question 2

Please type or print the name of the individual (contact person) who we may contact to open the account to be used for purposes of your purchase of the common stock of The Nasdaq Stock Market, Inc., and who is authorized to make the decision, at the time of pricing, whether or not to purchase the common stock on your behalf at the public offering price less the underwriting discount.

Question 3

Please type or print the contact person’s e-mail address.

Question 4

Please enter a telephone number (including area code) where the contact person can be reached between the hours of 9 a.m. and 5 p.m. Eastern Time.

Question 5

Please enter one or more telephone numbers (including area code) where the contact person can be reached at other times.

Question 6

Please enter the number of shares you may be interested in purchasing in the boxes provided.  Be careful to make sure this number is between the minimum and maximum number of shares listed in the Question.

When you have completed the Indication of Interest Form, please sign and date the form in the spaces indicated.

The Indication of Interest Form must be faxed to 1-888-835-1034 by 5 p.m. Eastern Time on January 25, 2006.  Please do not fax a cover sheet.  This facsimile number is dedicated to the Reserved Share Program and operates 7 days a week, 24 hours a day.

FREQUENTLY ASKED QUESTIONS REGARDING

THE NASDAQ STOCK MARKET, INC. RESERVED SHARE PROGRAM

•	If I want to participate in the Reserved Share Program, what do I do?

If you are interested in participating in the Reserved Share Program for The Nasdaq Stock Market, Inc., you must complete the Indication of Interest Form according to the instructions and fax the form to the Merrill Lynch Reserved Share Program at 1-888-835-1034.  PLEASE DO NOT FAX A COVER SHEET WITH THE FORM.

•	What is the Indication of Interest Form?

The Indication of Interest Form provides your responses to certain questions, and is a non-binding indication of how many shares you may wish to purchase in the offering.  It is only used to allocate the appropriate number of shares to the Reserved Share Program.  No matter how many shares you indicate you may be interested in purchasing, you will not be bound to purchase any shares, or a particular number of shares, until you are notified of the price of the shares and confirm, at that time, the number of shares you wish to purchase.  The Indication of Interest Form also contains your agreement not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of the shares of common stock of The Nasdaq Stock Market, Inc. which you may purchase through the reserved share program, or any options or warrants to purchase those shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock of The Nasdaq Stock Market, Inc. for a period of 360 days from the date of your purchase of the common stock.  The Indication of Interest Form is also your acknowledgement that, for the duration of the 360 day lockup period, you will be required to bear all market and economic risk associated with any shares that you purchase in the Reserved Share Program, that the transfer agent may place appropriate restrictions on the shares, and that you will not be allowed to transfer such shares out of the Merrill Lynch account opened to facilitate your purchase of the common stock.

•	When can I sell my shares purchased through the Reserved Share Program?

The shares may be sold or transferred after the expiration of the 360 day lockup.

•	Is it necessary to open a Merrill Lynch account to purchase shares if I have a brokerage account at another firm?

Yes, the shares must be purchased through Merrill Lynch, and must be maintained in that account for the duration of the 360 day lockup period.  However, the shares may later be transferred after the expiration of the 360 day lockup to any of your non-Merrill Lynch accounts, subject to the customary account transfer fee.

•	Will I receive a share certificate?

No.

•	When will I be contacted?

Your contact person will be contacted by a Merrill Lynch Financial Advisor or Registered Representative not later than January 30, 2006.  At that time you will be asked for information necessary to open a brokerage account.  Your Merrill Lynch Financial Advisor will send you the requisite account opening forms, as well as any other materials required as a condition of your participation in the Reserved Share Program.

Assuming that you have timely returned the executed materials by January 25, 2006, and paid the $65 account opening fee by February 1, you will be contacted again on the night of pricing or the next morning to be informed of the final price of the shares and to confirm your participation.

•	If I complete and timely submit the Indication of Interest Form, but a Merrill Lynch Financial Advisor or Registered Representative does not manage to contact my contact person by January 30, 2006, will my purchase request be honored?

No.  An account can only be established for you after a conversation with a Merrill Lynch Financial Advisor or Registered Representative.  If you complete and return the Indication of Interest Form and you have not been contacted by a Merrill Lynch Financial Advisor or Registered Representative by Noon Eastern Time on January 30, 2006 you should contact the Reserved Share Program at 1-866-276-1462 IMMEDIATELY.

•	Will I be able to purchase all of the shares I request on the Indication of Interest Form?

The number of shares you indicate on the Indication of Interest Form is the maximum number of shares you may purchase.  If the total number of shares requested by all participants in the Reserved Share Program exceeds the number of shares available for purchase, an allocation will be made on a pro rata basis.

•	What will the price of the shares be?

The purchase price to you will be the offering price to the public less the underwriting discount negotiated between Nasdaq and the managing underwriter.  The underwriting discount on the shares you purchase will be paid on your behalf.  You will be contacted by your Merrill Lynch Financial Advisor or Registered Representative with the actual price after that price is determined.

•	When do I pay for the shares?

The full balance will be due no later than the close of business three business days after the opening trade date (which is typically the day of pricing or the day after pricing).  Your Merrill Lynch Financial Advisor or Registered Representative will telephone your designated contact person as soon as possible after pricing occurs to confirm the number of shares you wish to purchase and the purchase price.  You should make your payment immediately after you know the payment amount.  You will be mailed a confirmation of your transaction the day after pricing.

•	What forms of payment may I use?

You may pay by wire transfer, certified check or cashier’s check.  Your contact person should review your method of payment with your Merrill Lynch Financial Advisor or Registered Representative in advance to ensure timely receipt of your payment.

•	What happens if my contact person is not available when the Merrill Lynch Financial Advisor or Registered Representative calls after pricing?

You will only be able to purchase shares through the Reserved Share Program if your contact person speaks to your Merrill Lynch Financial Advisor or Registered Representative after pricing of the offering.  If your contact person will not be available at or around the expected pricing date, please make alternate arrangements with your Merrill Lynch Financial Advisor or Registered Representative.  If your Merrill Lynch Financial Advisor or Registered Representative cannot reach your contact person within 24 hours of pricing, or if you have not made and completed alternative arrangements, you will lose the opportunity to participate in the Reserved Share Program.

•	If I decide to participate after the January 25, 2006 deadline, will I be able to?

No.  Please be advised that the January 25 deadline for returning the Indication of Interest Form to Merrill Lynch will be strictly enforced.

•	If I have further questions who should I call?

If you have a question prior to the time you are contacted by a Merrill Lynch Financial Advisor or Registered Representative, please call the Reserved Share Program at 1-866-276-1462 between the hours of 9:00 a.m. and 5:00 p.m. Eastern Time, Monday through Friday.  After that time, please contact your Merrill Lynch Financial Advisor or Registered Representative.